SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES AND EXCHANGE ACT OF 1934

FOR THE DATE OF MARCH 13, 2003

HANSON PLC

(Translation of registrant’s name into English)

1 Grosvenor Place London SW1X 7 JH England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If ‘Yes’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82-

This Report is incorporated by reference in Registration Statement No. 333-98517 on Form F-3 filed by the registrant under the Securities Act of 1933.

Exhibit No.	Description of Exhibit

1.1

Form of Underwriting Agreement among Hanson Australia Funding Limited; Hanson PLC, as Guarantor; and Lehman Brothers Inc. and J.P. Morgan Securities Inc., for themselves and as representative of the underwriters named on Schedule I to the Underwriting Agreement.

1.2	Form of Debt Securities and Guarantees.

1.3	Opinion of Weil, Gotshal & Manges LLP with respect to the validity of the Debt Securities and Guarantees under New York Law.

1.4	Opinion of Graham Dransfield with respect to the validity of the Debt Securities and Guarantees under English law.

1.5	Opinion of Mallesons Stephen Jacques with respect to the validity of the Debt Securities and Guarantees under Australian law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC
(Registrant)

By:	/s/ Graham Dransfield
Name: Graham Dransfield Title: Legal Director

Date: March 13, 2003

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EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1

Form of Underwriting Agreement among Hanson Australia Funding Limited; Hanson PLC, as Guarantor; and Lehman Brothers Inc. and J.P. Morgan Securities Inc., for themselves and as representative of the underwriters named on Schedule I to the Underwriting Agreement.

1.2	Form of Debt Securities and Guarantees.

1.3	Opinion of Weil, Gotshal & Manges LLP with respect to the validity of the Debt Securities and Guarantees under New York Law.

1.4	Opinion of Graham Dransfield with respect to the validity of the Debt Securities and Guarantees under English law.

1.5	Opinion of Mallesons Stephen Jacques with respect to the validity of the Debt Securities and Guarantees under Australian law.

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